    Wallace G. Dempsey has been a director of the Corporation since February 1986. From 1973 until May 1993, he served as the Secretary and General Attorney of International Flavors & Fragrances, Inc. From May 1993 until April 1994, Mr. Dempsey served as a consultant to International Flavors & Fragrances, Inc.

     Irwin J. Gruverman has been a director of the Corporation since November 1990. Since 1982, Mr. Gruverman has been Chairman of the Board and Chief Executive Officer of Microfluidics International and its predecessor, Biotechnology Development Corp. Since 1990, he has also been a General Partner of G&G Diagnostics Funds which invests in medical diagnostics companies. Mr. Gruverman is also a director of Fiberchem International, Inc., InVitro International and North American Scientific, Inc.

     Hayden H. Harris has been a director of the Corporation since March 1993 and Chairman of the Board since November 1995. Since 1997, Mr. Harris has been President and a director of Enterprise Management, Inc., a venture capital management and consulting company. From 1990 to present, Mr. Harris has been Chairman of the Board and Chief Executive Officer of Software Services Corporation, a provider of contract software services, and since 1995 he has served as President and a director of EDM, Inc., a venture capital management company.

     Wolfgang Woloszczuk, Ph.D. has been a director of the Corporation since November 1990. Dr. Woloszczuk has also served as Chief Executive Officer of Biomedica GmbH since 1992 and of Biocis Handels GmbH since 1994. He has also served as an executive officer of Bionova Handels GmbH since 1988. Dr. Woloszczuk was an executive officer of Biozol Diagnostica Vertriebs GmbH from 1989 until May 1996. Since November 1997, Dr. Woloszczuk has been President of BioNet, Inc., an exporter of biomedical products located in Southbridge, Massachusetts. In addition, Dr. Woloszczuk has been a Professor of medicinal chemistry at the University of Vienna since 1989.

Family Relationships

     Wallace G. Dempsey is the father of Owen A. Dempsey. There are no other family relationships among directors or executive officers of Endogen.

                   MANAGEMENT AND PRINCIPAL STOCKHOLDERS

     The following table sets forth as of September 11, 1998 certain information regarding the ownership of shares of the Corporation's Common Stock by (i) each person who, to the knowledge of the Corporation, owned beneficially more than 5% of the shares of Common Stock of the Corporation outstanding at such date ("Principal Stockholders"), (ii) each director and nominee director the Corporation, (iii) each Named Officer (as defined below) of the Corporation, and (iv) all directors and executive officers as a group.


                                               Amount and Nature of        Percent of Common
Name and Address of Beneficial Owner          Beneficial Ownership(1)     Stock Outstanding(2)
------------------------------------------------------------------------------------------------
Owen A. Dempsey (3).....................              337,200                 9.53%
 c/o Endogen, Inc.
 30 Commerce Way
 Woburn, MA 01801

Wallace G. Dempsey (4)..................              184,000                 5.29%
 c/o Endogen, Inc.
 30 Commerce Way
 Woburn, MA 01801


                                4\Endogen 1998 Proxy Statement

(3) Represents all options granted to Mr. Dempsey, Mr. Catlin and Mr. Walczewski during the fiscal year ended May 31, 1998, respectively, as a percentage of the total options granted to employees during the same period. A total of 97,000 options were granted to employees in fiscal year 1998.

    The following table sets forth certain information concerning stock options held by the Named Officers on May 31, 1998.

             AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                 AND FISCAL YEAR-END OPTION VALUES (1)


                                                           Number of Securities        Value of Unexercised
                                                       Underlying Unexercised Options  In-the-Money Options
                         Shares                              at May 31, 1998 (#)       at May 31, 1998 ($) (3)
                       Acquired on       Value           --------------------------    --------------------------
Name                   Exercise (#)   Realized ($) (2)   Exercisable  Unexercisable    Exercisable  Unexercisable
------------------------------------------------------------------------------------------------------------------
Owen A. Dempsey        12,000         $31,680            77,100       17,100           $113,960     $10,060

Avery W. Catlin            --              --            15,100       57,100                900       2,700

Dennis H. Walczewski       --              --            17,100       29,100                300         300


---------------------
(1)  The Corporation has never granted any SAR's.

(2) Value is based on the difference between the option exercise price and $4.00, the fair market value of the Corporation's Common Stock on the date of exercise, multiplied by the number of shares exercised.

(3) Value is based on the difference between the option exercise price and $3.94, the fair market value of the Corporation's Common Stock on May 29, 1998, the last trading day for the fiscal year ended May 31, 1998, multiplied by the number of shares of Common Stock underlying the options.

Compensation of Directors

     Each non-employee director of the Corporation is entitled to $500, plus all reasonable expenses, for each meeting of the Corporation's Board of Directors and each Committee meeting that he attends. In addition, pursuant to the Director Plan, each non-employee director is automatically granted, without further action by the Board, an option to purchase 6,000 shares of the Corporation's Common Stock upon (a) the date such director is first elected to the Board and (b) each subsequent anniversary of that director's election to the Board. The exercise price per share of all options granted under the Director Plan is equal to 100% of the fair market value of the Corporation's Common Stock on the date such options are granted. Options granted under the Director Plan are exercisable as to one-third of the shares subject to the option on each successive anniversary of the date of grant, provided that the optionee has continuously served as a member of the Board of Directors through such date. Notwithstanding the foregoing, those options which were granted under the Director Plan on November 12, 1993 were fully vested and exercisable in full on the date of such grant.

     The Chairman of the Corporation's Board of Directors, Hayden Harris, is entitled to an additional $500 per meeting of the Board of Directors and $1,000 per day for each meeting with the Corporation's President and Chief Executive Officer that is not a Board or Committee meeting. Moreover, in addition to his annual option grant under the Director Plan, the Chairman also received an option to purchase 6,000 shares of the Corporation's Common Stock pursuant to the 1992 Plan.


                          8\Endogen 1998 Proxy Statement

These options were granted at an exercise price equal to 100% of the fair market value of the Corporation's Common Stock as of the date of grant. Provided that the Chairman continues to serve the Corporation in the capacity of employee, officer, director or consultant, the options shall vest over a period of one year from the date of grant, in four equal quarterly installments.

     In addition to his annual option grant under the Director Plan, Charles Burke received an option to purchase 6,000 shares of the Corporation's Common Stock pursuant to the 1992 Plan. These options were granted at an exercise price equal to 100% of the fair market value of the Corporation's Common Stock as of the date of grant. One-third of these options vested on the date of grant and, provided that Dr. Burke continues to serve the Corporation in the capacity of employee, officer, director or consultant, the balance of the options shall vest over a period of two years, in two equal annual installments.

     Directors who are employees of the Corporation receive no additional compensation for serving on the Board of Directors or its Committees.

Executive Employment Agreements

     On December 4, 1996, the Corporation entered into an employment agreement with Avery W. Catlin pursuant to which he joined the Corporation (the "Catlin Agreement"). Under the terms of the Catlin Agreement, Mr. Catlin is entitled to receive a minimum salary of $120,000 and a minimum bonus of $34,000 for the first year of the term and a minimum salary of $130,000 for the second year of the term. Mr. Catlin's bonus after the first year of the term will be based on formulas agreed to by the Corporation and Mr. Catlin. Mr. Catlin's salary after the second year of the term will be determined by the Board of Directors. Additionally, Mr. Catlin is eligible for participation in an executive incentive pay plan and in all of the Corporation's welfare, benefit, retirement and savings plans on the same basis as other employees of the Corporation. Pursuant to the Catlin
Agreement, and subject to the terms of a stock option agreement, Mr. Catlin received an option to purchase 60,000 shares of Common Stock at $3.88 per share, vesting at 25% per annum for four years. Mr. Catlin's employment by the Corporation may be terminated, with or without cause, by either party upon prior written notice. In the event Mr. Catlin is terminated by the Corporation other than for cause or the death of Mr. Catlin, Mr. Catlin would be entitled to continue receiving his salary and benefits for a period of six months following his termination date. In the event Mr. Catlin is terminated by the Corporation without cause, all of the outstanding options which have been granted to Mr. Catlin, but which have not vested, shall vest immediately and be exercisable in full. In the event Mr. Catlin is terminated pursuant to a change in control of the Corporation, as defined in the Catlin Agreement, Mr. Catlin would be entitled to receive a cash payment equal to his annual salary on the date of termination and all of the outstanding options which have been granted to Mr. Catlin, but which have not yet vested, shall vest immediately and be exercisable in full. The initial term of the Catlin Agreement is three years and may be automatically renewed for one year periods.

              CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In 1991, the Corporation entered into a distribution and supply agreement with Biozol Diagnostica Vertriebs GmbH ("Biozol") under which Biozol exclusively distributed the Corporation's products to individual country distributors in certain European countries. Effective September 1, 1996, the agreement was amended so that the Corporation could distribute its products directly to certain individual country distributors in Europe. Biozol continues as the corporation's exclusive distributor in Germany. Wolfgang Woloszczuk, a director of the Corporation, was an executive officer of Biozol from 1989 until May 1996, and is currently an executive officer and 20% shareholder of Biomedica GmbH, a 50% owner of Biozol.




                                9\Endogen 1998 Proxy Statement